March 4, 2020

Jason Berg
Chief Financial Officer
AMERCO
5555 Kietzke Lane
Reno, Nevada 89511

       Re: AMERCO
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 29, 2019
           File No. 1-11255

Dear Mr. Berg:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Consolidated statements of Comprehensive Income (Loss), page F-4

1. Please tell us your consideration of presenting a total amount for other comprehensive income as required by ASC 220-10-45-1A.
Notes to Consolidated Financial Statements, page F-8

2. Please tell us your consideration of presenting the changes in the accumulated balances for each component of accumulated other comprehensive income and separately for each component of other comprehensive income. In addition, please tell us your consideration of presenting current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income and the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, as required by 220-10-45-14A. Please also refer to ASC 220-10-55-15.
 Jason Berg
AMERCO
March 4, 2020
Page 2
Note 3. Accounting Policies
Deferred Policy Acquisition Costs, page F-13

3. Please clarify that you only capitalize direct costs associated with successful efforts to acquire new or renewal policies. Refer to ASC 944-30-50-1. In addition, please tell us your consideration of disclosing deferred policy acquisition costs amortization policies for each product type.
Note 20. Statutory Financial Information of Insurance Subsidiaries, page F-41

4. We note your disclosure of statutory surplus that could be distributed as ordinary dividends. We also note that you have provided Schedule I. If material, please disclose the nature of any other restrictions on the ability of consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Please also disclose the amounts of restricted net asset as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.
Signatures, page 49

5. The report must also be signed on behalf of the registrant by its principal executive officer and principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to General
         Instruction D of Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344
with any questions.



FirstName LastNameJason Berg                                    Sincerely,
Comapany NameAMERCO
                                                                Division of
Corporation Finance
March 4, 2020 Page 2                                            Office of Trade
& Services
FirstName LastName